Exhibit 99.1

FOURTH AMENDMENT TO THE

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

Amended and Restated Effective January 1, 2017

WHEREAS, Ameren Corporation (“Company”) previously adopted the Ameren Corporation Savings Investment Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 13.1 thereof, which authority has been delegated, in part, to the Administrative Committee of Ameren Services Company as set forth in Section 13.1; and

WHEREAS, effective September 1, 2019, the Company amends the Plan to impose certain restrictions on investments into the Ameren Stock Fund; and

WHEREAS, effective January 1, 2020, Section 6.5 is amended such that any share of Company stock for which instructions are not received by a Participant shall be voted by the Trustee in the same proportion as the shares of Company stock for which instructions received bear to the total number of Company stock allocated to Participant accounts.

NOW, THEREFORE, effective as of the dates set forth below, the Plan is amended, in the following respects:

1. Section 6.2 of the Plan is amended in its entirety to read as follows:

6.2 Participant’s Selection Of Investment Fund.

Subject to Section 6.6, each Participant shall designate in 1% increments the percentages of contributions under Section 4 allocable to his or her accounts which are to be invested in such investment funds as are made available from time to time by the Plan Administrator. Such a designation shall be made by the Participant in accordance with procedures established by the Plan Administrator. Subject to Section 6.6, one such investment fund shall be the Company Stock Fund which shall consist (except to the extent provided in the Section 6.2) of all accounts attributable to all Additional Matching Contributions, all ESOP Accounts, all CIPS ESOP Accounts, and the portion of all Salary Reduction Accounts, After-Tax Contribution Accounts, Basic Matching Contribution Accounts, Additional Matching Contribution Accounts and Rollover Accounts (and attributable earnings, appreciations and/or losses thereon) which Participants have directed shall be held in Company Stock; provided that a portion of amounts designated to be invested in Company Stock may be invested in cash for liquidity purposes. Any such designation shall continue in effect unless changed in the same manner by the Participant. The portion of the Plan consisting of the Company Stock Fund shall constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

In lieu of designating percentage allocations to be invested in the various funds, Participants designated as eligible by the Plan Administrator may elect an investment allocation in accordance with procedures established by the Plan Administrator under which his or her account balance shall be automatically rebalanced to retain the designated investment allocation. Such a designation shall be made by the Participant in the manner designated by the Plan Administrator. Any such designation shall continue in effect unless changed in the same manner by the Participant.

2. Effective January 1, 2020, Section 6.5 of the Plan is amended in its entirety to read as follows:

6.5 Voting Rights of Company Stock.

Full and fractional shares of Company Stock allocated to a Participant’s account shall be voted by the Trustee in accordance with and upon instructions of the Participant given on forms provided for that purpose. Management and others may solicit and exercise Participants’ voting rights under the same proxy rules applicable to all stockholders. To the extent permitted by applicable law, the Trustee shall vote any allocated shares of Company Stock in a Participant’s Account for which timely instructions are not received from any Participant in the same proportion as the shares of Company Stock as to which the Trustee or its agent have received instructions from Participants (or Beneficiaries) bears to all shares of Company Stock allocated to Participants’ Accounts. The Company shall ensure that such forms, together with all information distributed to stockholders regarding the exercise of such voting rights, are furnished to the Trustee and to Participants within a reasonable time before such voting rights are to be exercised.

The Trustee shall furnish to each Participant who has Company Stock allocated to his or her account, notice of any tender offer for, or a request or invitation for tenders of, Company Stock received by the Trustee. The Trustee shall tender Company Stock as to which it or its agent have received instructions to tender from Participants within the time specified by the Trustee or Company, as applicable. Company Stock credited to the account of a Participant who has not submitted instructions in accordance with the procedures and time specified by the Trustee or the Company, as applicable, shall not be tendered. The Trustee shall tender unallocated shares of Company Stock held by the Trustee in the same proportion as the Company Stock as to which the Trustee or its agent have received instructions from Participants to tender bears to all Company Stock allocated to Participant accounts.

3. Effective September 1, 2019, a new Section 6.6 is added to the Plan to read as follows:

6.6 Limitations on Company Stock Investment. Notwithstanding any other provisions of the Plan, effective as of September 1, 2019, the following rules shall apply with respect to the investment of a Participant’s Accounts in Company Stock.

(a) The maximum amount of deferrals and contributions (other than the Additional Matching Contributions) under Section 4 made on or after September 1, 2019 to a Participant’s Accounts that may be invested in Company Stock shall be no more than 20% of such deferrals. Additional Matching Contributions shall continue to be invested in Company Stock irrespective of the limitations that apply in this Section 6.6.

(b) The maximum amount of a Participant’s Accounts that may be reallocated to investment in Company Stock after September 1, 2019 shall be an amount, which when added to amounts already invested in Company Stock at the time of such reallocation, results in no more than 20% of the total value of a Participant’s Accounts being invested in Company Stock.

(c) Notwithstanding the foregoing provisions of this Section, Participants (i) whose Accounts are invested in Company Stock in an amount in excess of 20% of the total value of their Accounts as of September 1, 2019 and/or (ii) who, as of September 1, 2019, have a designation on file that allocates more than 20% of their future contributions to be invested in Company Stock, may be permitted to maintain such investment of their Accounts and/or contributions in Company Stock after September 1, 2019 subject to and in accordance with limitations set forth in this Section and any other procedures specified by the Administrative Committee.

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IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized individual this 27 day of August, 2019.

AMEREN CORPORATION

By:	/s/ Mark C. Lindgren
Name:	Mark C. Lindgren
Title:	Senior Vice President and
Chief Human Resources Offices
Ameren Services Company
On Behalf of Ameren Corporation